Exhibit 12.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2003	2002	2001	2000	1999
Earnings (000’s, except ratios):
Net Income before Extraordinary Item	$7,958	$6,088	$5,027	$7,216	$8,438
Extraordinary Item, net	—	—	(3,937)	—	—

Net Income, per Consolidated Statement of Earnings	7,958	6,088	1,090	7,216	8,438
Federal and State Income Taxes included in:
Operations	3,551	2,490	3,421	3,413	4,047
Investment Write-down	—	—	1,236	—	—
Extraordinary Item	—	—	1,388	—	—
Interest on Long-Term Debt	8,088	8,254	7,637	6,440	6,477
Amortization of Debt Discount Expense	82	81	72	60	60
Other Interest	1,070	1,038	1,895	2,105	1,091

Total	$20,749	$17,951	$16,739	$19,234	$20,113

Fixed Charges:
Interest of Long-Term Debt	$8,088	$8,254	$7,637	$6,440	$6,477
Amortization of Debt Discount Expense	82	81	72	60	60
Other Interest	1,070	1,038	1,895	2,105	1,091
Pre-tax Preferred Stock Dividend Requirements	391	419	417	398	406

Total	$9,631	$9,792	$10,021	$9,003	$8,034

Ratio of Earnings to Fixed Charges	2.15	1.83	1.67	2.14	2.50